August 7, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. David Burton	Mark C Lee
Staff Accountant, Division of Corporation Finance	916.558.6031 DIRECT
Securities and Exchange Commission	mlee@weintraub.com
100 F Street, N.E.– Mail Stop 6010
Washington, D.C. 20549

Re:	Solar Power, Inc.
Amendment No.  1 to Form 8-K dated July 25, 2007
Filed August 7, 2007
File No.  000-50142

Dear Mr. Burton:

We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.

This letter responds to the Securities and Exchange Commission’s August 2, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s current report on Form 8-K filed on July 25, 2007 (the “Form 8-K”).  In connection with the responses to the comments, the Company is concurrently filing amendment no. 1 to Form 8-K (the “Amendment”).  Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.  Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Item 4-02(a). Non-Reliance on Previously Issued Financial Statements

Securities and Exchange Commission
August 7, 2007

COMMENT NO. 1

Please disclose when you concluded that your financial statements should no longer be relied upon.  In addition, please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the guidance in Item 4.02 under Section 4 of Form 8-K.

RESPONSE:  We have further clarified our disclosures in the Amendment.

COMMENT NO. 2

Please tell us if your certifying officers have reconsidered the effect on the accuracy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-KSB for the year ended December 31, 2006 and by your Form 10-QSB for the quarter ended March 31, 2007 in light of the material errors your have disclosed.  Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended June 2007.

RESPONSE:

The Company’s certifying officers have reconsidered the effect on the accuracy of its disclosure controls for the periods covered by its Form 10-KSB for the year ended December 31, 2006, and the Form 10-QSB for the quarter ended March 31, 2007, in light of the amendment and restatement of the 10-KSB.  The certifying officers reviewed the changes with the Company’s audit committee and external auditors and concluded that the transactions requiring the restatement of the 10-KSB were deemed not to be normal or recurring transactions, but of a highly technical nature.  Management evaluated, researched and then discussed these transactions with its outside auditors.  After a discussion with the SEC of management’s view points and those of the Commission the Company concluded that these transactions would be restated to the more preferred presentation. After management’s discussion with the Company’s audit committee and independent public accountants, the Company deemed the disclosure controls and procedures as of the quarter ended June 30, 2007 were not affected.  The Company considered the reasons behind the restatement in enhancing its evaluation of disclosure controls and procedures for the quarter ended June 30, 2007.  Based on such review, reevaluation and reconsideration, the Company’s certifying officers have concluded that for the quarter ended June 30, 2007, the Company’s disclosure controls and procedures are effective to ensure the Company recorded, processed, summarized and reported information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 within the time periods specified by the Commission’s rules and regulations.

Securities and Exchange Commission
August 7, 2007

The Company’s certifying officers (Principal Executive Officer and Principal Financial Officer) have reviewed, reevaluated and reconsidered the effect of the adequacy of the design and operation of the Company’s disclosure controls and procedures as of the end of the periods covered by the Company’s Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarter ended March 31, 2007, and concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s reports filed with the Commission pursuant to the Securities Exchange Act of 1934 was accumulated and communicated to management timely, including the Company’s certifying officers.  Additionally, based on such review, reevaluation and reconsideration, the Company’s certifying officers have concluded that as of the end of the periods covered by the Company’s Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarter ended March 31, 2007, the Company’s disclosure controls and procedures were effective to ensure the Company recorded, processed, summarized and reported information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 within the time periods specified by the Commission’s rules and regulations.

In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6031.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Mark C. Lee
Mark C. Lee

MCL:srs

Enclosures

cc:	Stephen C. Kircher (w/o encls.)
Glenn Carnahan (w/o encls.)

Securities and Exchange Commission
August 7, 2007

ACKNOWLEDGEMENT

Solar Power, Inc., (the “Registrant”), hereby acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2. The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3. The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: August 7, 2007	Solar Power, Inc.

/s/ Alan M. Lefko
Alan M. Lefko, VP of Finance